Exhibit 99.(h)(10)(G)

AMERICAN BEACON AHL MANAGED FUTURES STRATEGY FUND

ADVISER FEE WAIVER AGREEMENT

AGREEMENT made this 22nd day of May, 2026, by and among American Beacon Funds, a Massachusetts Business Trust (the “Trust”), on behalf of the American Beacon AHL Managed Futures Strategy Fund (the “Fund”), American Beacon Advisors, Inc., a Delaware Corporation (the “Manager”), and AHL Partners LLP, a England and Wales limited liability partnership, (the “Adviser”).

WHEREAS, pursuant to an Investment Advisory Agreement by and among the Trust, the Manager and the Adviser, dated December 29, 2023 (the “Investment Advisory Agreement”), the Trust and the Manager have retained the Adviser to render investment advisory services (“Services”) to the Fund; and

WHEREAS, pursuant to Section 4 of the Investment Advisory Agreement, the Trust has agreed to compensate the Adviser for the Services rendered pursuant to the Investment Advisory Agreement at the rate specified in Schedule A to the Investment Advisory Agreement (“Adviser Fee”);

WHEREAS, the Adviser Fee is accrued daily and paid to the Adviser monthly in arrears based on Trust assets under the Adviser’s management during the relevant month with respect to the Fund;

WHEREAS, the Fund may invest a portion of its assets in the American Beacon AHL Trend ETF, for which the Adviser also provides investment advisory services pursuant to a separate investment advisory agreement dated December 29, 2023 (the “ETF Investment Advisory Agreement); and

WHEREAS, to avoid duplicative fees, the Adviser has agreed to waive a portion of the Adviser Fee equal to the full amount of its fees attributable to the Fund assets invested in the American Beacon AHL Trend ETF as described herein.

NOW, THEREFORE, in consideration of mutual covenants herein contained, the parties hereto agree as follows:

1. Adviser Fee Waiver

The Adviser agrees to waive a portion of the Adviser Fee payable by the Trust under the Investment Advisory Agreement from the date hereof as described on the attached Schedule A (“Adviser Fee Waiver”). The Adviser Fee Waiver may only be modified by the written mutual agreement of the parties hereto and, with respect to the Trust, a vote of a majority of the Trust’s Board of Trustees. This Adviser Fee Waiver will automatically terminate (i) upon full divestment by the Fund from the American Beacon AHL Trend ETF (unless otherwise agreed in writing by the parties hereto), or (ii) upon termination of the Investment Advisory Agreement or the ETF Investment Advisory Agreement.

The Adviser understands and intends that the Trust will rely on this undertaking in accruing the Fund’s expenses for purposes of calculating the Fund’s net asset value per share and for other purposes, including the preparation of the Fund’s registration statement on Form N-1A and shareholder reports, and expressly permit the Trust to do so.

 2. Miscellaneous.

(a) Governing Law. This agreement shall be governed by the laws of Texas without giving effect to any conflict of law provisions thereof.

(b) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts shall together constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

Man Investments Limited, as managing member of AHL Partners LLP:

By:	/s/ Clarissa Otte	/s/ Alex Lyon /
Authorized Signatory
Name:	Clarissa Otte	Alex Lyon_________________________
Title:	Authorised Signatory	Authorised Signatory________________

American Beacon Advisors, Inc.

By:	/s/ Rebecca L. Harris
Rebecca L. Harris
Senior Vice President

American Beacon Funds

By:	/s/ Gregory J. Stumm
Gregory J. Stumm
President

This Agreement is executed by the officer not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Fund individually but only upon the assets of the Fund.

Schedule A

In accordance with the terms of the Adviser Fee Waiver Agreement among the Trust, on behalf of the Fund, the Manager and the Adviser, the Adviser shall waive fees equal to the full amount necessary to offset the proportionate share of the Adviser Fee to be paid to Adviser for its investment management services to American Beacon AHL Trend ETF as follows with respect to the Fund’s assets under Adviser’s management effective May 22, 2026.

0.60% per annum on the portion of average daily net assets of the Fund invested in American Beacon AHL Trend ETF.

Dated as of May 22, 2026